UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2016

Commission file number: 0-30394

Metalink Ltd.

(Translation of registrant’s name into English)

c/o Fahn Kanne, Hamasger Street 32, Tel Aviv, 6721118, Israel
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20‑F or Form 40‑F.

Form 20‑F ☑   Form 40‑F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

The information contained in this Report on Form 6-K is hereby incorporated by reference into the registrant's Registration Statements on Form F-3 File Nos. 333-152119, 333-145431, 333-104147 and 333-13806 and on Form S-8, File Nos. 333-121901, 333-12064, 333-88172, 333-112755 and 333-149657.

EXPLANATORY NOTE

On November 23, 2016, Metalink Ltd. (the “Company”) issued a press release announcing its 2016 Annual General Meeting of shareholders (the “Meeting”). The press release inadvertently stated that the record date for the Meeting is the close of business on November 25, 2015. As set forth in the Notice and Proxy Statement for the Meeting attached as Exhibit 99.2 to the Report on Form 6-K filed by the Company on November 23, 2016, the record date for the Meeting is the close of business on November 25, 2016.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

METALINK LTD.

Date: November 24, 2016	By:	/s/ Shay Evron
Shay Evron
Chief Financial Officer